Novar plc Novar House
24 Queens Road
Weybridge Surrey KT13 9UX
T. +44 (0)1932 850850
F. +44 (0)1932 823328
www.novar.com

novar

Exemption No. 82-4542

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Our Ref: CKB/KCA

02028602

11 April 2002

SUPPL

Dear Sirs

Re: Novar plc (File No. 82-4542)

Novar plc, a public limited company incorporated in England ("Novar "), hereby furnishes to the Securities and Exchange Commission (the "SEC") pursuant to Paragraph (b) (1) (iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), one copy of the following document:

1. Notification pursuant to Section 198 of the Companies Act 1985 from M&G Investment Management Limited dated 17 December 2001;

2. Notification pursuant to Section 198 of the Companies Act 1985 from M&G Investment Management Limited dated 08 January 2002;

3. Notification pursuant to Section 198 of the Companies Act 1985 from M&G Investment Management Limited dated 22 January 2002;

4. Notification pursuant to Section 198 of the Companies Act 1985 from Active Value Fund Managers Limited dated 24 January 2002;

5. Announcement dated 1 February 2002: Appointment of Chief Executive, Indalex Aluminum Solutions;

6. Announcement dated 6 March 2002: Preliminary Results 2001.

7. Announcement dated 6 March 2002: Final Dividend.

8. Announcement: Sale of shares by Mourant & Co Trustees Limited as Trustee of the Caradon Employee Trust (the "ESOP") dated 19 March 2002;

9. Announcement of grant of Executive Share Options to Mr I G Ashby dated 15 March 2002.

10. Announcement of grant of Executive Share Options to Mr C L Korbell dated 15 March 2002.

dle 4/23

Cont'd/...

novar

11. Announcement of grant of Executive Share Options to Mr M J E McKeon dated 15 March 2002.

12. Announcement of grant of Executive Share Options to Mr B J Hintz dated 15 March 2002.

13. Notification pursuant to Section 198 of the Companies Act 1985 from Clerical Medical Investment Management Limited dated 15 March 2002;

14. Announcement dated 21 March 2002: Purchase of shares by Mr I G Ashby.

15. Announcement dated 9 April 2002: Annual Report and Accounts 2002;

In addition to the above we are enclosing herewith one copy of the following:

a. Annual Report and Accounts 2001.

b. Proxy Cards for the Annual General Meeting.

This information is being furnished under Paragraph (b) (1) (iii) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Novar is subject to the Exchange Act.

Novar hereby confirms that it will furnish to the SEC on an ongoing basis the information that Novar:

(1) makes or is required to make public pursuant to the laws of England;

(2) distributes or is required to distribute to the holders of its securities; or

(3) files or is required to file with the London Stock Exchange and which is made public by the London Stock Exchange. Novar also confirms that if the information that Novar makes or is required to make public, distribute or file shall change, Novar will furnish the SEC with a revised list reflecting such changes.

Please contact the undersigned (tel. 011 44 1932 823304) if you have any questions or comments concerning this letter or if we can provide any assistance.

Yours sincerely

C K Bhowmik
Assistant Group Secretary

h:\ckb\02 april\letters\sec.doc

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Notifiable Interest in Shares

Announcement Body Information:
Pursuant to Section 198 of the Companies Act 1985 (as amended) a notification has been received on 17 December 2001 from M&G Investment Management Limited in which they advise that Prudential plc and The Prudential Assurance Limited together have a notifiable interest in 15,909,679 Ordinary shares representing 3.70% of the Ordinary share capital of the Company.

M&G INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
Novar plc
Novar House
24 Queens Road
Weybridge
Surrey
KT13 9UX

Fax: (01932) 823 328

17th December 2001

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Colin Houghton
for and on behalf of Prudential plc

Direct Line: 020 7548 3801
Direct Fax: 020 7548 3268

Enc.

Notifiable Position Report for NOVAR ORD GBX27.777777

as at 14 December 2001

Percentage holdings are calculated using an issued share capital of 429,827,158 ORD GBX27.777777 shares

	Registered Holder	Holding	%	
Prudential plc		15,909,679	3.70	Total Notifiable Interest
	MAGIM HSBC GIS NOM(UK) SALI	241,304		
	PRUCLT HSBC GIS NOM(UK) PAC AC	13,870,104		
	PRUCLT HSBC GIS NOM(UK) PHL AC	818,095		
	PRUCLT HSBC GIS NOM(UK) PPL AC	66,000		
	ROY NOMS LTD 578060	337,009		
	ROY NOMS LTD 578141	577,167		
The Prudential Assurance Company Limited		14,177,408	3.29	
	MAGIM HSBC GIS NOM(UK) SALI	241,304		
	PRUCLT HSBC GIS NOM(UK) PAC AC	13,870,104		
	PRUCLT HSBC GIS NOM(UK) PPL AC	66,000		

End of Report

TOTAL P. 02

02 APR 23 AM 11:25

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Notifiable Interest in Shares

Announcement Body Information:
Pursuant to Section 198 of the Companies Act 1985 (as amended) a notification has been received on 08 January 2002 from M&G Investment Management Limited in which they advise that Prudential plc has a notifiable interest in 14,154,267 Ordinary shares representing 3.29% of the Ordinary share capital of the Company.

M&G INVESTMENTS

CB

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
Novar plc
Novar House
24 Queens Road
Weybridge, Surrey
KT13 9UX

Fax: (01932) 823328

8 January, 2002

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that those companies identified below no longer have a notifiable interest in the issued share capital of your company:

The Prudential Assurance Company Limited

Notwithstanding the above, certain companies within the Prudential plc group of companies continue to have notifiable interests, details of which are set out in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified herein (including in the attached schedule) is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Down 0.9 million

Tom Dowler
for and on behalf of Prudential plc

Direct Line: 020 7548 3427
Direct Fax: 020 7548 3268

404629

10957 03.01

Notifiable Position Report for NOVAR ORD GBX27.777777
as at 07 January 2002

M&G INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Percentage holdings are calculated using an issued share capital of 429,827,158 ORD GBX27.777777 shares

	Registered Holder	Holding	%	
Prudential plc		14,154,267	3.29	Total Notifiable Interest
	MAGIM HSBC GIS NOM(UK) SALI	241,304		
	PRUCLT HSBC GIS NOM(UK) PAC AC	12,290,465		
	PRUCLT HSBC GIS NOM(UK) PHL AC	687,683		
	PRUCLT HSBC GIS NOM(UK) PPL AC	66,000		
	ROY NOMS LTD 578060	291,648		
	ROY NOMS LTD 578141	577,167		

End of Report

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Notifiable Interest in Shares

Announcement Body Information:
Pursuant to Part V1 of the Companies Act 1985 (as amended) a notification has been received on 22 January 2002 from M&G Investment Management Limited in which they advise that Prudential plc and all its subsidiary companies no longer have a notifiable interest in the issued share capital of the Company.

ANS: 294854

M&G
INVESTMENTS

RECEIVED

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
Novar plc
Novar House
24 Queens Road
Weybridge, Surrey
KT13 9UX

Fax: (01932) 823328

21 January 2002

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and all of its subsidiary companies, no longer have a notifiable interest in the issued share capital of your company.

For the purposes of S210 of the Act, the address for those companies identified herein is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Tom Dowler
for and on behalf of Prudential plc

Direct Line: 020 7548 3427
Direct Fax: 020 7548 3268

Enc.

Notifiable Position Report for NOVAR ORD GBX27.777777
as at 18 January 2002

M&G INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Percentage holdings are calculated using an issued share capital of 429,827,158 ORD GBX27.777777 shares

Registered Holder	Holding	%

No Records Returned

End of Report

02 APR 23 AM 11:25

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Notifiable Interest in Shares

Announcement Body Information:
Pursuant to Section 198 of the Companies Act 1985 (as amended) a notification has been received on 24 January 2002 from Active Value Fund Managers Limited in which they advise that Active Value Capital,L.P.; AVC CIP,L.P.; Active Value Capital,Inc.; Active Value Euro Partners,Inc.; Active Value Pledge Fund,L.P.; Active Value Fund Managers Limited; Winterthur Life; Winterthur Insurance; Restructuring Investors

RNS Number:8879Q
Novar PLC
1 February 2002

Date 1 February 2002

Contact Graham Dougall +44 (0)1932 823576
Scott Langdon + 14 16 234 5808
Novar plc

Chris Steele +44 (0)207 929 5599
Holborn chris.steele@holbornpr.co.uk

NOVAR PLC

Appointment of Chief Executive, Indalex Aluminium Solutions

Novar plc have appointed Mark Russell as Chief Executive of Indalex Aluminium Solutions Sector with immediate effect. Mark will be based in Chicago and report to Jurgen Hintz, Chief Executive of Novar plc.

Mark brings a broad experience to the role having started as an attorney, both in private practice and as an in-house counsel. He has significant extrusions experience having joined Alumax in 1994. In 1998 he became President of Alumax Foils with responsibility for foil rolling facilities in North America and for technical support of a joint venture in Kunming, China. Following the merger of Alumax and Alcoa, Mark joined Alcoa Corporate Development Group in Pittsburgh. Since May 2000 has been General Manager Alcoa Engineered Products based at Lafayette, Indiana. He is a graduate from Brigham Young University with a juris doctor degree.

Novar Chief Executive, Jurgen Hintz, said:

"I am delighted to welcome such an outstanding executive from the industry as Mark Russell to Novar to take responsibility for our Indalex Aluminium Solutions Sector. I look forward to having him as a colleague in our senior management team leading the business to its next stage of development".

- ENDS-

Company Information

Novar operates in three principal business sectors:

* Intelligent Building Systems
* Indalex Aluminum Solutions
* Security Printing Services

Indalex Aluminum Solutions Group is North America's only truly continent-wide extruder of engineered aluminium components. The company operates 16 extrusion facilities and four aluminium billet casting operations in the United States and Canada, employing approximately 4000 people. A customer-focused, Total Quality business, Indalex Aluminum Solutions Group serves a wide range of customers in diverse markets including Information Technology, Consumer Durables, Electrical, Building & Construction, Transportation and others.

Novar plc Novar House
24 Queens Road
Weybridge Surrey KT13 9UX
T. +44 (0)1932 850850
F. +44 (0)1932 823328
www.novar.com

novar

News Release

Date: **6 March 2002**

Contact: Jürgen Hintz, Group Chief Executive
Mike McKeon, Group Finance Director
Novar plc **+44 (0) 1932 850850**

David Bick / Chris Steele
Holborn **+44 (0) 20 7929 5599**
david.bick@holbornpr.co.uk
chris.steele@holbornpr.co.uk

Novar plc
2001 Preliminary Results

Highlights

- In sharply lower markets, sales grew 4% to £1,469 million, with the benefit of acquisitions and with share growth in all key markets.
- Operating Profits before restructuring were £118 million, with cash profits (EBITDA) on the same basis at £174 million.
- Headline pre tax profit halved to £58m, after £48m charged to restructuring, half of which related to integration of acquisitions.
- Net trading cash flow to a high of £118m, after record capex of £65m and with cash conversion of 100%.
- Headline earnings per share were 5.3p. Cash earnings per share of 14.0p support maintaining the proposed full year dividend at 9.5p.
- Share buyback programme and dividends returned £96m to shareholders during the year

Note:
Numbers quoted are before exceptional items and goodwill amortisation, and, with the exception of EPS, are for continuing operations. Cash EPS is calculated after adding back the post-tax effect of depreciation. All comparisons are versus the full year to 31 December 2000. Net trading cash flow represents cash flow from operating activities, excluding restructuring, less capital expenditure.

Group Chief Executive, Jürgen Hintz commented:

"Our 2001 results were hard hit by unprecedented falls in several markets. Nevertheless, our approach throughout the downturn has been to raise, not cut, investment in our businesses. Consequently, we are well positioned to return to profits growth when market demand returns to more normal levels.

"Our strong cash conversion has allowed us to make this investment and, as a result, we have become a stronger, more competitive business.

"We are cautious as yet about calling a market recovery in our principal businesses, but we expect to start to see the benefits from our investments and restructuring as 2002 progresses, particularly in the second half.

"The previously announced sale of Security Printing is under way. It should support the development of the Group, and provide for further significant returns to shareholders."

Registered office as above
Registered in England No. 2262172

Analyst Meeting
There will be a presentation to analysts at 9.00 am today at The City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y 4UP. A version will be available on the website from 6 March.

Novar plc, 24 Queens Road, Weybridge, Surrey, KT13 9UX
Corporate website : www.novar.com

Note:
This announcement contains forward looking statements about Novar. Although the company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Novar.

Chairman's Statement

2001 was a difficult year for the Group. General economic uncertainty significantly affected some of our key markets, most notably North American aluminum extrusions, and there was an unprecedented decline in Telecom and LAN markets.

Facing these challenges, the Group aggressively attacked the cost base of our businesses, and rapidly integrated several acquisitions, while producing strong cash-flows.

We broadened our Intelligent Building Systems market through the acquisition of Albert Ackermann & Co., and other smaller investments. We also secured a key strategic alliance with the China Aluminum Group by acquiring 26% of its equity, and taking a seat on their Board.

2001 was yet another strong year for Security Printing, which achieved record profits. In addition, Clarke American received the United States premier corporate award for performance excellence - the Malcolm Baldrige National Quality Award. Our congratulations go to the whole Clarke American team on this great achievement.

I am delighted to welcome Ian Ashby to the Board as an executive director. Ian's appointment as Chief Executive, Intelligent Building Systems further strengthens the Group's executive management team.

2001 was a difficult year, but one in which unprecedented market challenges were met head on. Operational and strategic progress was made. On behalf of the Board, I would like to thank all employees of Novar for their continued efforts to assure the success of the Group.

2002 will bring further simplification of the Group, with the proposed divestment of the Security Printing business. The Board intends to recommend the return of a significant part of the proceeds to shareholders. In 2001, the Group was able to repurchase for cancellation some 38 million of its own shares, thereby returning about £54m during the year.

The Board is recommending an unchanged final dividend of 6.6p per Ordinary share, payable on 7 June 2002 to all shareholders on the register at the close of business on 3 May 2002. This confirms an unchanged full year dividend of 9.5p. In the light of the change in Group circumstances following the sale of Security Printing Services, the Board will review its future dividend policy.

Sir Graham Hearne
Chairman

Group Chief Executive's Review

In a very tough year, we invested to strengthen Novar's competitiveness for the future and advanced the strategic development of the Group.

We invested over £100m in improving the efficiency of our operations, with record spending on capex and restructuring. We funded the closure of 11 factories and headcount reductions of over 1,300, or 10%. However, we also made needed increases in our selling capacity, raising our sales forces by about 10%. We completed over £100m in acquisitions, which have been rapidly integrated. At the same time, our continuing operations generated record trading cash flows in the year.

Within Intelligent Building Systems, the markets for Security and Control systems remained generally stable, despite weakening US and German industrial activity. These businesses reported another year of double digit growth. We made significant investments in new products which are being launched in early 2002, including for example a revolutionary self-configuring, easy-to-install building controller, and a break-through computer controlled power switching system which cuts installation costs and space requirements substantially. Each of these products will allow Novar to tap into new market segments.

The Intelligent Building Systems markets for Datacoms and Electrical Accessories became very difficult in 2001. Electrical Accessories suffered severe trade inventory destocking in the first half, which now appears to have unwound. New products, like a revolutionary new line of DIY security products, should drive Electrical Accessories' recovery going forward. Datacoms saw the decline and collapse of the LAN and Telecom markets respectively in the second half of the year. We moved vigorously to reduce costs in this business, providing for the closure of 2 out of 4 factories. We also funded the development of a superior air-blown fibre range, and a unique intelligent patching system, providing innovative datacoms solutions now being introduced to customers.

Indalex saw North American Extrusion markets decline by over 20%, the worst deterioration in over 25 years. Indalex gained market share and maintained overall pricing levels in these difficult circumstances. Three factories were closed and total fixed costs were reduced by about 12%. Our efforts to provide targeted solutions in selected customer segments continues to be successful, with our share in these segments growing strongly. Through our associate investment in China Aluminum Group, we have secured a strategic alliance that will strengthen our offering to North American customers, and should provide excellent returns going forward.

Security Printing Services again produced solid profit growth, in slightly lower markets. Our success in selling value-added services, such as call-centre and internet order fulfilment, continues to drive margins. The strong position of this business was recognised by Clarke American receiving the prestigious U.S. Malcolm Baldrige quality award for 2001.

With current U.S. investor sentiment positive toward consistently strong cash-generative businesses like SPS (comparable companies have more than doubled in share price over the last 15 months), the timing looks right for the successful divestment of this business. As previously announced, that process is under way.

The long-term strategy for the Group remains the development of Intelligent Building Systems and Indalex Aluminum Solutions, through a combination of organic growth and selective acquisitions. The successful sale of Security Printing Services will support further strategic investments, and allow a significant return of funds to shareholders, later this year.

Outlook

At Intelligent Building Systems, demand for commercial buildings looks challenging. Telecom and LAN markets weakness persists creating an unfavourable first half comparison compared to 2001. We expect to continue to raise our market shares, with a growing contribution from new product sales. As a result of restructuring initiatives, the business should benefit from a lower cost base progressively through this year.

At Indalex it is too early in the year to call market demand recovery, although some lead indicators have improved. First half comparisons with 2001 will be difficult, given the progressive market deterioration last year. Cost benefits from new capacity and from restructuring will begin to come through. We expect to continue to improve our market shares.

The outlook for the US cheque market is slightly down, as fewer new checking accounts are currently being opened. The shift to consumer ordering via call centres and the internet should continue to drive margin growth.

Across the Group we anticipate reduced restructuring needs, particularly compared with the high levels required in the second half of 2001. We expect another year of strong cash generation.

Group Results – continuing operations

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
738	914	1,408	Sales	1,469	+4%	-9%	+26%
96	118	162	Operating Profit	118	-27%	-34%	+7%
128	155	210	EBITDA	174	-17%	-27%	+11%

(1) All comments within this operating review refer to the performance of businesses on a "like for like" basis unless otherwise stated. The term "like for like" means after adjusting for the impact of the 2000 and 2001 acquisitions, at constant exchange rates.

(2) Operating profit of £118m is before restructuring charges of £48m (2000: £21m) and goodwill amortisation of £21m (2000: £14m). 2000 operating profit of £162m is on a consistent basis. EBITDA of £174m is stated before restructuring charges. These terms are used consistently throughout the operating review.

Reported Group Sales from continuing operations of £1,469m were 4% ahead of last year. They include an incremental £94m from the full period ownership of 2000 acquisitions, £54m from the first time inclusion of 2001 acquisitions and a £51m incremental impact from currency translation movements. Excluding these items, like for like sales fell by 9% across the Group due mainly to a decline of 20% at Indalex caused by very low market volumes, and a 30% fall in sales into the rapidly declining datacom markets.

Reported Group Operating Profit for continuing operations was £118m, 27% lower than 2000. This includes £7m benefit from 2000 and 2001 acquisitions and a £5m currency translation movement. Like for like, profits fell by 34% principally reflecting low Indalex volumes, the first half UK wholesale electrical accessories de-stocking and second half market weakness in datacoms.

Despite challenging trading conditions the Group continued to invest in its businesses. Over £65m (2000: £65m) was invested in capital, plant and equipment in the year and there was record investment in restructuring of £48m (2000: £21m). Over £100m in acquisitions were completed in the year for which integration plans are well advanced. Cash returns to shareholders were £96m with £54m spent on share buybacks (2000: £nil) and £42m on equity dividends (2000: £42m).

These investments were made on the back of good cash flow generation. Reported net trading cash flow from continuing operations (before restructuring) was £118m (2000: £115m), representing a cash conversion of continuing business pre restructuring operating profit of 100%. The Group generated free cash flow before equity dividends of £57m (2000: £38m) and after dividends and discontinued operations of £12m (2000: free cash outflow £35m). The Group ended the year with a sound balance sheet. Interest costs were covered by Operating Profits 4.1 times, net debt to EBITDA (after restructuring charges) was 2.2 times and gearing was 54%.

Intelligent Building Systems

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
294	314	465	Sales	576	+24%	-3%	+25%
34	42	62	Operating Profit	48	-23%	-37%	+12%
51	59	81	EBITDA	70	-13%	-30%	+11%

Note: Reported sales and profits include eight months contribution from Ackermann, but exclude results for the discontinued activities of Brand Rex Australasia and the small ISDN telecom business of Ackermann.

The markets for Intelligent Building Systems (IBS) in 2001 experienced a number of different dynamics during the year. In some markets there was a marked difference in the environment between the first and second half of the year. These market related factors and the actions that the Group has taken to meet these challenges, have impacted the business areas of the sector in different ways during 2001.

Specifically the business areas of Security and Control Systems achieved another year of growth in sales and earnings.

IBS - Security & Control Systems *							
1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
143	164	214	Sales	253	+18%	+7%	+21%
20	23	35	Operating Profit	40	+12%	+8%	+25%
25	29	41	EBITDA	46	+10%	+7%	+21%

* Proforma analysis

In Security Systems there was strong sales growth across Southern Europe assisted by new product launches and market share gains, and supported by a solid performance in the Central European markets. The integration of eff-eff Alarm and Eltek into the Security Systems business continued with the first transfers of production into the new Romanian facility during the year.

At Control Systems, revenue growth in the USA was driven by national retail chains' major retrofit programmes and new store openings, whilst UK growth came from greater penetration of the servicing market combined with new product initiatives. The acquisition of the Innovex product set provided Control Systems with a potentially global product which represents a strong entry point into the lucrative small commercial building market both in Europe and North America. New commercial alliances with leading industry players in the USA and the UK were secured and will strengthen the business' overall strategic position, increasing access to key customers and markets. Further operational progress was made with the closure of one of the two USA factories, production being consolidated into the other.

The business areas of Datacoms and Electrical Accessories each experienced a different set of market conditions that provided significant challenges for the Group. (The following summary table includes the results of Ackermann for the 8 months since its acquisition by the Group).

IBS - Datacoms & Electrical Accessories*

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
151	150	251	Sales	323	+29%	-12%	+29%
14	19	27	Operating Profit	8	-69%	-77%	-15%
26	30	40	EBITDA	24	-39%	-54%	-2%

* Proforma analysis

Electrical Accessories experienced de-stocking in the UK wholesaler channel in the first half of the year resulting in a 7% fall in sales in that period versus prior year. The business returned to growth in the second half leaving total year sales only 4% down on prior year. Sales out from wholesalers to end customers held up well throughout the year, which together with new product introductions allowed the business to gain market share in key target markets. Strengthening relationships drove sales growth of approximately 20% in the UK retail channel.

The continuing Datacoms business suffered a severe second half LAN market decline. This followed a first half fall in telecoms related markets. LAN customers de-stocked heavily in the second half as they reviewed their short term business outlook. Overall sales declined year on year by 30%. The business has reacted quickly to these significant market changes, announcing the closure of one UK factory and further restructuring actions. Through all this the business has not lost its focus on innovation and the customer. Significant market interest has been shown in the new "SmartPatch" technology which will enable end users to manage their networks more effectively and will allow greater flexibility to make network changes.

Ackermann has performed in line with expectations since acquisition in April. Sales in Cable management and "Nurse Call" have both shown growth during 2001. Plans to fully integrate the business and improve cost competitiveness are well advanced.

For the total business that is Intelligent Building Systems, the acquisitions of Ackermann, Innovex Technologies and Digitek along with the extensive reorganisation and restructuring across the sector during 2001 are strengthening the competitive set of solutions and products we are able to offer to our customers. We have complemented these investments with licensing partnerships with leading industry players providing expanded product opportunities and greater global coverage. From now on, we will increasingly be able to offer integrated solutions in Security and Controls through our chosen routes to markets, while reinforcing the comprehensive suite of solutions and products we provide in Datacoms and Electrical Accessories.

Across the sector, the investment in capital assets and restructuring in the year is strengthening the competitive base of our business. The expansion of the low cost manufacturing facility in Romania which came on stream in July, combined with outsourcing of other activities, has laid the base for further enhanced efficiency. During 2001, in total, four factories have been closed, and the announcements of two further closures were made at the end of the year. These and other actions are increasing the proportion of our product supply sourced from low cost countries. Gross headcount has been reduced by 560 during 2001 and the total programme will result in additional reductions of over 800 by the end of 2002 (circa 19% over the two years). However, while these overall reductions have been taking place, we have continued to invest in serving our customers better. In 2001 we increased the sales force by around 10%.

Along with investment in the improved competitive organisation and cost base, we have sustained our investment in new product development, increasing spend from 3.5% to 4% of sales. Highlights for the year include: the continued development of the "Winmag" supervisor for security products, the web enabling of much of the controls product set, the extension of the "blown fibre" product offering and the development of new innovative designs in wiring devices and circuit protection.

Indalex Aluminum Solutions

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
196	313	594	Sales	521	-12%	-20%	+38%
18	27	40	Operating Profit	1	-98%	-99%	-62%
23	34	56	EBITDA	21	-62%	-68%	-2%

The North American aluminum extrusions markets have seen a severe and rapid decline since 2000 with volumes down 23% year over year, the worst market conditions in 25 years. Overall Indalex volumes were down 22% on a year ago. Prices have generally held up well during the period.

Concerted management action has been taken during the year to reduce the cost base of the business. The closure of the Dolton, Illinois and Winton, North Carolina plants during the first quarter was followed in August by the closure of the Ahoskie, North Carolina cast facility. Combined with other cost reduction activities these actions have reduced the net headcount by over 690 (circa 17%) after a 19% increase in the sales force.

Investment in new presses at the Elkhart, Indiana and Gainesville, Georgia facilities has enabled significant strides to be made in improving operational efficiency and reducing unit operating costs.

As a result of these actions Indalex has been able to reduce average breakeven levels across the plant network by 25%. This places the business in a strengthened competitive position for when market volumes pick up.

Through all this, Indalex has continued to focus on the customer and has achieved market share gains in important market segments including Building and Construction. Indalex has improving service and quality and further steps have been taken to strengthen the sales force, to identify and develop new product offerings, and to leverage opportunities from the associate venture China Aluminum Group.

The smaller related engineering businesses reported in this sector, Indal Technologies Inc and Brampton Foundries, both made good progress during the year.

Security Printing Services

1998	1999	2000	£ millions	2001	2001 vs 2000 Reported	2001 vs 2000 Like for Like	3 yr CAGR
248	287	349	Sales	372	+7%	+1%	+14%
44	49	60	Operating Profit	69	+15%	+9%	+17%
54	62	73	EBITDA	83	+14%	+7%	+15%

Security Printing Services had another strong year, achieving record sales and profits and improving margins. Market conditions remain competitive and overall the market showed a small decline over a year ago.

Clarke American continued to grow its orders through its customer call centres and the internet. These order channels provide enhanced revenue opportunities. Total revenue generated through the combined channels increased by 46% on a volume increase of 31%.

Clarke American also continued to invest strongly in new technology and to continually improve the manufacturing processes. As a result productivity increased by 12% over prior year. Plant network rationalisation continued throughout the year with the closure of two printing plants and the commencement of construction on two new facilities.

Clarke American crowned another successful year by being named a recipient of the Malcolm Baldrige National Quality Award. This award, the premier corporate award for performance excellence in the United States of America, is a result of a 15 year quality journey which is the foundation for the consistent successful financial performance this business has shown over the years.

The direct-to-consumer businesses contributed strongly to the performance of the sector with further revenue growth over prior year driven by increased call centre and internet revenue mix, combined with an over 10% improvement in advertising spend yield. Profit grew by more than 20% as a result of the change in revenue channel mix combined with productivity improvements.

Consolidated profit and loss account

for the year ended 31 December 2001	Note	2001 Before goodwill amortisation & exceptional items £m	2001 Goodwill amortisation £m	2001 Exceptional items £m	2001 Total £m	2000 Total £m
Turnover	1a					
Existing operations		**1,415.1**	-	-	**1,415.1**	1,408.4
Acquisitions		**54.3**	-	-	**54.3**	-
Continuing operations		**1,469.4**	-	-	**1,469.4**	1,408.4
Discontinued operations		**12.7**	-	-	**12.7**	336.1
		1,482.1	-	-	**1,482.1**	1,744.5
Group operating profit	1b					
Existing operations		**74.0**	**(19.1)**	-	**54.9**	127.0
Acquisitions		**(4.3)**	**(2.1)**	-	**(6.4)**	-
Acquisitions						
Group operating profit before restructuring		2.4	(2.1)	-	0.3	
Restructuring		(6.7)	-	-	(6.7)	
		(4.3)	(2.1)	-	(6.4)	
Continuing operations		**69.7**	**(21.2)**	-	**48.5**	127.0
Discontinued operations		**(6.0)**	**(0.6)**	-	**(6.6)**	34.9
		63.7	**(21.8)**	-	**41.9**	161.9
Share of operating profits of associated undertakings		**4.3**	**(0.5)**	-	**3.8**	0.8
Total operating profit		**68.0**	**(22.3)**	-	**45.7**	162.7
Disposal of fixed assets - continuing operations		-	-	**0.7**	**0.7**	1.8
Disposal of businesses - continuing operations	2a	-	-	**(2.7)**	**(2.7)**	-
Disposal and closure of businesses - discontinued operations	2b	-	-	**(33.1)**	**(33.1)**	47.1
Profit on ordinary activities before interest		**68.0**	**(22.3)**	**(35.1)**	**10.6**	211.6
Net interest		**(16.5)**	-	-	**(16.5)**	(26.0)
(Loss)/profit on ordinary activities before taxation		**51.5**	**(22.3)**	**(35.1)**	**(5.9)**	185.6
(Loss)/profit on ordinary activities before taxation						
- Continuing operations before restructuring		105.6	(21.7)	(2.0)	81.9	124.3
- Continuing operations restructuring		(48.1)	-	-	(48.1)	(20.7)
- Continuing operations		57.5	(21.7)	(2.0)	33.8	103.6
- Discontinued operations		(6.0)	(0.6)	(33.1)	(39.7)	82.0
		51.5	(22.3)	(35.1)	(5.9)	185.6
Taxation on (loss)/profit on ordinary activities	3				**(17.4)**	(53.0)
(Loss)/profit on ordinary activities after taxation					**(23.3)**	132.6
Minority interests (equity)					**(0.1)**	-
(Loss)/profit for the year					**(23.4)**	132.6
Dividends - equity shares (Ordinary)	5				**(39.4)**	(42.5)
Dividends - non equity shares (Preference and 'B')	5				**(10.6)**	(10.6)
Retained (loss)/profit for the year					**(73.4)**	79.5
Earnings per Ordinary share	4					
Basic					**(7.9)p**	27.4p
Diluted					**(7.9)p**	27.1p
Basic before goodwill amortisation and exceptional items					**5.3p**	20.0p
Dividend per Ordinary share	5				**9.5p**	9.5p

Statement of total recognised gains and losses

for the year ended 31 December 2001	**2001 Group £m**	2000 Group £m
(Loss)/profit for the financial year	**(23.4)**	132.6
Net currency translation effect	**9.3**	12.8
Taxation on currency translation differences on foreign currency borrowings and forward contracts	**(3.7)**	(2.5)
Total recognised gains and losses relating to the year	**(17.8)**	142.9

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2001	**2001 Group £m**	2000 Group £m
Total recognised gains and losses	**(17.8)**	142.9
Dividends	**(50.0)**	(53.1)
	(67.8)	89.8
Goodwill written back	**2.4**	131.3
Redemption of 'B' shares	**(0.3)**	-
Purchase of own shares	**(54.1)**	-
Issue of new Ordinary shares	**1.5**	0.1
Net (reduction)/addition to shareholders' funds	**(118.3)**	221.2
Shareholders' funds at 1 January	**627.7**	406.5
Shareholders' funds at 31 December	**509.4**	627.7

Balance sheets

at 31 December 2001	Note	2001 Group £m	2000 Group £m	2001 Company £m	2000 Company £m
Fixed assets					
Intangible assets		**400.9**	362.9	**-**	-
Tangible assets		**302.7**	318.8	**0.7**	0.7
Investments	6	**86.3**	38.3	**2,048.6**	1,898.8
		789.9	720.0	**2,049.3**	1,899.5
Current assets					
Stocks		**94.2**	104.0	**-**	-
Debtors – amounts falling due within one year		**214.8**	228.4	**39.8**	35.6
Debtors – amounts falling due after more than one year		**22.0**	22.8	**3.0**	2.0
Cash at bank and in hand	7d	**48.4**	119.1	**-**	43.9
		379.4	474.3	**42.8**	81.5
Creditors - amounts falling due within one year					
Borrowings	7d	**(4.1)**	-	**(92.9)**	(78.3)
Other creditors		**(244.3)**	(285.2)	**(47.4)**	(68.0)
		(248.4)	(285.2)	**(140.3)**	(146.3)
Net current assets/(liabilities)		**131.0**	189.1	**(97.5)**	(64.8)
Total assets less current liabilities		**920.9**	909.1	**1,951.8**	1,834.7
Creditors – amounts falling due after more than one year					
Borrowings	7d	**(316.9)**	(228.3)	**(79.0)**	-
Other creditors		**(5.7)**	(2.5)	**(1,021.8)**	(958.7)
		(322.6)	(230.8)	**(1,100.8)**	(958.7)
Provisions for liabilities and charges		**(88.7)**	(50.5)	**-**	-
Net assets		**509.6**	627.8	**851.0**	876.0
Capital and reserves					
Called up share capital					
- Equity shares (Ordinary)		**119.5**	129.6	**119.5**	129.6
- Non equity shares		**24.8**	25.1	**24.8**	25.1
Share premium account		**11.6**	10.1	**11.6**	10.1
Capital redemption reserve		**26.5**	15.7	**26.5**	15.7
Revaluation reserve		**2.3**	2.0	**-**	-
Other reserves		**-**	-	**178.5**	178.5
Profit and loss account		**324.7**	445.2	**490.1**	517.0
Shareholders' funds (including non equity interests)		**509.4**	627.7	**851.0**	876.0
Minority interests (equity)		**0.2**	0.1	**-**	-
		509.6	627.8	**851.0**	876.0
Equity shareholders' funds		**361.9**	480.2	**703.5**	728.5
Non equity shareholders' funds		**147.5**	147.5	**147.5**	147.5

Consolidated cash flow statement

for the year ended 31 December 2001	Note	2001 £m	2000 £m
Net cash inflow from continuing activities		**156.5**	164.4
Net cash outflow from discontinued activities		**(2.2)**	(17.5)
Net cash inflow from operating activities	7a	**154.3**	146.9
Dividends from associated undertakings		**0.4**	1.5
Returns on investments and servicing of finance	7b	**(27.6)**	(26.0)
Taxation		**(29.9)**	(43.9)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(66.1)**	(82.9)
Fixed asset investment		**1.7**	(0.3)
Sale of tangible fixed assets		**23.0**	17.3
		(41.4)	(65.9)
Acquisitions and disposals			
Purchase of businesses	8	**(70.0)**	(395.5)
Investment in associated undertakings	6	**(41.9)**	-
Cash/(overdrafts) acquired with businesses	8	**2.6**	(2.6)
Gross proceeds from disposal of businesses	9	**2.7**	443.1
Cash sold and transaction costs of disposals	9	**(3.4)**	(39.5)
		(110.0)	5.5
Equity dividends paid		**(41.9)**	(42.4)
Cash outflow before management of liquid resources and financing		**(96.1)**	(24.3)
Management of liquid resources			
Decrease/(increase) in term deposits	7d	**43.0**	(28.9)
Net cash outflow before financing		**(53.1)**	(53.2)
Financing			
Issue of new Ordinary shares		**1.5**	0.1
Redemption of 'B' shares		**(0.3)**	-
Purchase of own shares		**(54.1)**	-
Net increase in debt	7c	**77.6**	71.4
		24.7	71.5
(Decrease)/increase in cash in the period		**(28.4)**	18.3
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash in the period		**(28.4)**	18.3
Net increase in debt		**(77.6)**	(71.4)
(Decrease)/increase in liquid resources		**(43.0)**	28.9
Increase in net debt resulting from cash flows		**(149.0)**	(24.2)
Loan notes issued on purchase of businesses	8	**(2.2)**	-
Loans and finance leases (acquired)/disposed of with businesses	8	**(5.4)**	18.0
Effect of foreign exchange rate changes	7d	**(6.8)**	(13.0)
Increase in debt in the year		**(163.4)**	(19.2)
Opening net debt		**(109.2)**	(90.0)
Closing net debt	7d	**(272.6)**	(109.2)

Notes

1. Segmental Analysis

a) Turnover

	2001 £m	2000 £m
By class of business		
Continuing operations		
- Intelligent Building Systems	**576.7**	465.1
- Indalex Aluminum Solutions	**520.9**	594.4
- Security Printing Services	**371.8**	348.9
	1,469.4	1,408.4
Discontinued operations	**12.7**	336.1
	1,482.1	1,744.5
By geographical origin		
Continuing operations		
- UK	**314.4**	296.7
- North America	**946.6**	988.5
- Continental Europe	**177.8**	98.1
- Rest of the World	**30.6**	25.1
	1,469.4	1,408.4
Discontinued operations	**12.7**	336.1
	1,482.1	1,744.5

The geographical analysis of turnover by destination is not materially different from turnover by origin.

b) Operating profit

	2001 £m	2000 £m
By class of business		
Continuing operations		
Before restructuring and goodwill amortisation		
- Intelligent Building Systems	**48.0**	62.1
- Indalex Aluminum Solutions	**1.0**	40.3
- Security Printing Services	**68.8**	59.6
	117.8	162.0
- Restructuring	**(48.1)**	(20.7)
- Goodwill amortisation	**(21.2)**	(14.3)
	48.5	127.0
Discontinued operations		
Before restructuring and goodwill amortisation	**(6.0)**	36.8
- Restructuring	**-**	(0.3)
- Goodwill amortisation	**(0.6)**	(1.6)
	(6.6)	34.9
	41.9	161.9
By geographical origin		
Continuing operations		
Before restructuring and goodwill amortisation		
- UK	**14.4**	33.5
- North America	**79.3**	109.0
- Continental Europe	**22.5**	17.3
- Rest of the World	**1.6**	2.2
	117.8	162.0
- Restructuring	**(48.1)**	(20.7)
- Goodwill amortisation	**(21.2)**	(14.3)
	48.5	127.0
Discontinued operations	**(6.6)**	34.9
	41.9	161.9

2. Disposal and closure of businesses

	2001 £m	2000 £m
a) Continuing operations		
- Loss on the disposal of the Lite Ladders business including the write back of £2.4m of goodwill written off direct to reserves in prior years	**(2.2)**	-
- Loss on the disposal of interest in associated undertaking	**(0.5)**	-
	(2.7)	-
b) Discontinued operations		
- Loss on the disposal and closure of the Australasian business of Intelligent Building Systems	**(30.6)**	-
- Provision for loss on exit from the ISDN telecommunications business	**(2.5)**	-
- Profit on the disposal of Plumbing businesses including the write back of £132.0m of goodwill written off direct to reserves in prior years	**-**	46.5
- Profit on disposal of other businesses	**-**	0.6
	(33.1)	47.1

3. Taxation

	2001 £m	2000 £m
Current taxation		
- UK corporation tax based on (loss)/profit for the year at 30.0% (2000: 30.0%)	**(4.1)**	16.0
- UK corporation tax for prior year	**(0.4)**	0.3
- Overseas taxation for current year	**26.8**	37.7
- Overseas taxation for prior year	**(1.6)**	(0.9)
	20.7	53.1
Deferred taxation		
- UK	**(0.3)**	0.7
- Overseas	**(3.6)**	(0.9)
	16.8	52.9
Share of associated undertakings' taxation	**1.2**	0.1
	18.0	53.0
Tax credit arising on exceptional items	**(0.6)**	-
	17.4	53.0

4. Earnings per Ordinary share

	2001 £m	2000 £m
Earnings		
(Loss)/profit for the year	**(23.4)**	132.6
Dividends - non equity shares	**(10.6)**	(10.6)
Earnings after exceptional items	**(34.0)**	122.0
Goodwill amortisation	**22.3**	15.9
Exceptional items (after tax)	**34.5**	(48.9)
Earnings before exceptional items and goodwill amortisation	**22.8**	89.0

	Number	Number
Weighted average number of Ordinary shares in issue		
Basic	**431.3m**	445.7m
Equivalent number of potential dilutive shares at full consideration	**-**	4.0m
Adjusted number of Ordinary shares (diluted)	**431.3m**	449.7m

Earnings per Ordinary share	2001 Basic Pence	2001 Diluted Pence	2000 Basic Pence	2000 Diluted Pence
Before goodwill amortisation and exceptional items	**5.3**		20.0	
Before exceptional items	**0.1**		16.4	
Exceptional items	**(8.0)**		11.0	
After exceptional items	**(7.9)**	**(7.9)**	27.4	27.1

The earnings per Ordinary share are shown before and after goodwill amortisation and exceptional items to show the underlying financial performance on a basis comparable with many other groups. The weighted average number of Ordinary shares in issue used above excludes the shares held by the Novar Employee Trust and the Novar Performance Plan Share Trust. Earnings are the same in the calculation of the basic and diluted earnings per share.

During the year the Company purchased 37.8 million of its own Ordinary shares for a total cash consideration, including costs, of £54.1m.

5. Dividends

	2001 £m	2000 £m
Equity shares		
- Interim Ordinary dividend of 2.90p paid (2000: 2.90p)	**12.5**	12.9
- Final Ordinary dividend of 6.60p proposed (2000: 6.60p)	**26.9**	29.6
	39.4	42.5
Non equity shares		
- Convertible Preference dividend paid and accrued	**10.6**	10.6
- 'B' share dividend paid and accrued	**-**	-
	50.0	53.1

6. Investments

	2001 £m	2000 £m
Investment in associated undertakings	**50.1**	1.7
Investment in Employee Share Ownership Plan (ESOP)	**36.2**	36.6
	86.3	38.3

On 13 June 2001 the Group acquired a 26% interest in the equity of China Aluminum Group Holdings (BVI) Limited, a company incorporated in the British Virgin Islands, and the leading aluminum extruder in the People's Republic of China. The total cash consideration, including costs, was £40.3m. In addition £5.0m has been included in the cost of investment in relation to contingent consideration. The provisional capitalised goodwill on this investment is £20.7m and this is being amortised in the profit and loss account over 20 years.

In June 2001 a further investment in an associated undertaking was made for a total cash consideration, including costs, of £1.6m.

During the year ended 31 December 2001 the Group's share of operating profits before goodwill amortisation from these acquisitions was £3.6m.

7. Consolidated cash flow statement

a) Reconciliation of operating profit to operating cash flow	**2001 Continuing activities £m**	**2001 Discontinued activities £m**	2000 Continuing activities £m	2000 Discontinued activities £m
Operating profit/(loss)	**48.5**	**(6.6)**	127.0	34.9
Depreciation of fixed assets	**56.6**	**1.3**	48.4	17.5
Amortisation of goodwill	**21.2**	**0.6**	14.3	1.6
	126.3	**(4.7)**	189.7	54.0
Decrease/(increase) in stocks	**17.3**	**0.9**	(0.1)	(3.9)
Decrease/(increase) in debtors	**31.5**	**1.7**	(19.4)	(61.3)
Decrease in creditors	**(27.9)**	**(0.1)**	(9.1)	(6.3)
Other movements	**9.3**	**-**	3.3	-
Net cash inflow/(outflow) from operating activities	**156.5**	**(2.2)**	164.4	(17.5)

b) Returns on investments and servicing of finance	**2001 £m**	2000 £m
Non equity dividends	**(10.6)**	(10.6)
Interest received	**2.4**	4.6
Interest paid	**(20.0)**	(25.5)
Returns on forward foreign exchange contracts	**0.6**	5.6
Interest element of finance lease payments	**-**	(0.1)
	(27.6)	(26.0)

c) Net increase in debt		
Capital element of finance lease payments	**-**	(0.1)
Debt due within one year repaid	**(1.3)**	(81.2)
Debt due after one year	**78.9**	(68.9)
US$ senior notes repayable 2007 – 2010	**-**	221.6
	77.6	71.4

d) Analysis of net debt	At 1 January 2001 £m	Movement in cash & debt £m	Loan notes issued on acquisition £m	Acquisitions & disposals other £m	Exchange movement £m	**At 31 December 2001 £m**
Cash at bank and in hand	76.1	(26.9)			(0.8)	**48.4**
Overdrafts	-	(1.5)			-	**(1.5)**
	76.1	(28.4)			(0.8)	**46.9**
Debt due within one year	-	1.3	(1.7)	(2.1)	(0.1)	**(2.6)**
Debt due after one year	(228.3)	(78.9)	(0.5)	(3.3)	(5.9)	**(316.9)**
	(228.3)	(77.6)	(2.2)	(5.4)	(6.0)	**(319.5)**
Liquid resources	43.0	(43.0)		-	-	**-**
Net debt	(109.2)	(149.0)	(2.2)	(5.4)	(6.8)	**(272.6)**

e) Maturity of debt	US$ senior notes £m	Bank loans & overdrafts £m	Other borrowings £m	**2001 Group Total £m**	2000 Group Total £m
Less than one year	-	2.4	1.7	**4.1**	-
Between one and two years	-	81.0	0.5	**81.5**	-
After five years	231.3	-	4.1	**235.4**	228.3
	231.3	**83.4**	**6.3**	**321.0**	
2000	224.3	-	4.0		228.3

f) Undrawn committed borrowing facilities at 31 December	**2001 £m**	2000 £m
Expiring within one year	**150.0**	75.0
Expiring between one and two years	**141.0**	-
Expiring between two and five years	**30.0**	220.0
	321.0	295.0

8. Acquisitions

	Consideration & costs £m	Fair value of (assets)/ liabilities acquired £m	Goodwill £m
Ackermann	**61.5**	**(2.6)**	**58.9**
Other acquisitions in the year	**11.7**	**(1.7)**	**10.0**
Adjustments to prior year acquisitions	**0.5**	**1.2**	**1.7**
Total	**73.7**	**(3.1)**	**70.6**

Of the total consideration and costs of £73.7m, £2.2m was satisfied by the issue of loan notes and £1.5m was deferred.

During the year ended 31 December 2001 the acquisitions contributed turnover of £54.3m and operating profit, before restructuring and goodwill amortisation, of £2.4m to Intelligent Building Systems. The contribution to cash inflow from operating activities was £6.7m. Capital expenditure was £1.6m, and proceeds from fixed asset disposals were £2.4m. The impact on other cash flow headings was not material.

The adjustments to prior year acquisitions represents £0.5m in respect of additional costs, £0.3m decrease in respect of fixed assets, £0.2m increase in respect of net current assets and an additional £1.1m in respect of provisions for liabilities and charges.

Ackermann
On 25 April 2001 the Group acquired 100% of the share capital of Albert Ackermann GmbH & Co. KG. ("Ackermann") for a total consideration, including costs of £61.5m, which included £1.0m of deferred consideration. In addition, cash assumed was £2.5m and loans assumed were £5.4m. The provisional capitalised goodwill on this acquisition is £58.9m and this is being amortised in the profit and loss account over 20 years.

Adjustments have been made to reflect the provisional fair value of assets acquired as follows:

	Net assets acquired £m	Accounting policy £m	Revaluation £m	Provisional fair value to the Group £m
Intangible fixed assets	1.3	(1.3)	-	-
Tangible fixed assets	17.6	(2.2)	-	**15.4**
Stocks	15.1	(0.9)	(2.9)	**11.3**
Debtors	19.5	-	(1.1)	**18.4**
Cash at bank and in hand	2.5	-	-	**2.5**
Loans	(5.4)	-	-	**(5.4)**
Creditors	(15.1)	(0.1)	-	**(15.2)**
Provisions for liabilities and charges	(17.4)	(6.0)	(1.0)	**(24.4)**
Net assets acquired	18.1	(10.5)	(5.0)	**2.6**

The results of Ackermann for the year ended 31 December 2000, on the basis of accounting policies prior to the acquisition, showed turnover of £87.0m and a profit before interest and tax of £2.6m. The results from 1 January 2001 to 24 April 2001 showed turnover of £27.5m and a profit before interest and tax of £0.2m. Profit after tax for the year ended 31 December 2000 was £0.3m and for the period from 1 January 2001 to 24 April 2001 was £nil.

Other acquisitions
On 17 July 2001 the Group acquired 100% of the share capital of the UK company MM Telecables Limited for a total consideration, including costs, of £2.3m, which included the issue of £2.2m of loan notes. The provisional capitalised goodwill on this acquisition is £1.9m and this is being amortised in the profit and loss account over 20 years.

On 15 August 2001 the Group acquired the business of the US based Innovex Technologies Inc. for a total cash consideration, including costs, of £3.4m. The provisional capitalised goodwill on this acquisition is £2.8m and this is being amortised in the profit and loss account over 20 years.

On 19 October 2001 the Group acquired 100% of the share capital of the Spanish company Digitek Micrologic SA for a total cash consideration, including costs, of £5.0m. In addition, cash assumed was £0.1m. The provisional capitalised goodwill on this acquisition is £4.3m and this is being amortised in the profit and loss account over 20 years.

An acquisition of the remaining minority interest of a prior year acquisition was made during the year for a total consideration, including costs, of £1.0m, which included £0.5m of deferred consideration. The provisional capitalised goodwill on this minority interest is £1.0m and this is being amortised in the profit and loss account over 20 years.

Adjustments have been made to reflect the provisional fair value of assets acquired from the combined other acquisitions as follows:

	Net assets acquired £m	Accounting policy £m	Revaluation £m	**Provisional fair value to the Group £m**
Tangible fixed assets	0.3	(0.1)	-	**0.2**
Stocks	1.1	-	-	**1.1**
Debtors	1.7	(0.1)	-	**1.6**
Cash at bank and in hand	0.1	-	-	**0.1**
Creditors	(1.3)	-	-	**(1.3)**
Net assets acquired	1.9	(0.2)	-	**1.7**

9. Disposal and closure of businesses

	2001 £m	2000 £m
Tangible fixed assets	**14.8**	109.4
Investments	**0.2**	-
Stocks	**3.5**	47.6
Debtors	**2.5**	134.0
Creditors	**(0.9)**	(68.6)
Taxation	**-**	1.5
Provisions for liabilities and charges	**-**	(5.3)
Net tangible assets divested	**20.1**	218.6
Provision for loss on disposal and closure	**4.1**	-
Goodwill	**13.9**	155.9
(Loss)/profit on disposal and closure	**(35.8)**	47.1
Proceeds less net cash sold and transaction costs	**2.3**	421.6
Satisfied by:		
Gross cash consideration	**2.7**	443.1
Debt sold	**-**	17.5
Finance leases transferred	**-**	0.5
Cash sold and transaction costs	**(0.4)**	(39.5)
Net cash proceeds	**2.3**	421.6

a) On 1 April 2001 the Group disposed of the Canada based Lite Ladders business for a gross cash consideration of £1.7m. After goodwill written back from reserves of £2.4m and transactions costs, the loss on disposal was £2.2m.

b) During December 2001, the Group announced its exit from the Australasian business of Intelligent Building Systems. The manufacturing facility was closed, and on 28 December 2001 the associated sales and distribution operation was sold for a gross cash consideration of £1.0m. After capitalised goodwill written off of £11.5m and transaction costs, the loss on disposal and closure was £30.6m.

c) The loss on the other businesses closed and disposed during the year was £3.0m.

The prior year amounts relate principally to the disposal of the Plumbing business on 24 November 2000.

In addition to the transaction costs for current year disposals shown above, £3.0m was paid during the year in respect of disposals in prior periods, and for which provision had been made.

10. Net invested capital

	Net assets(1) £m	Goodwill capitalised(2) £m	Goodwill written off(3) £m	Net invested capital £m
Intelligent Building Systems	151.1	272.3	172.0	595.4
Indalex Aluminum Solutions	201.9	165.7	20.0	387.6
Security Printing Services	77.8	-	245.2	323.0
	430.8	438.0	437.2	1,306.0
Tax, dividends and other corporate items (4)	(85.7)	-	-	(85.7)
	345.1	438.0	437.2	1,220.3

(1) Before net debt and excluding net book value of capitalised goodwill.

(2) Before goodwill amortisation.

(3) Pre 1 January 1998 acquisitions, the date from which goodwill has been capitalised in accordance with FRS 10.

(4) Excludes investment in Employee Share Ownership Plan (ESOP).

11. Preparation of Preliminary Announcement

a) Basis of preparation

The preliminary announcement for the year ended 31 December 2001 has been prepared on the basis of the accounting policies set out in the Group's Annual Report and Accounts for the year ended 31 December 2000. Comparative figures have been restated for operations discontinued in 2001.

b) Preliminary Announcement

The results for the year ended 31 December 2001 and year ended 31 December 2000 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. They have been extracted from the Group's accounts for the year ended 31 December 2001 which will be filed with the Registrar of Companies, and the accounts for the year ended 31 December 2000 which have been filed with the Registrar of Companies. The auditors' reports on these accounts were unqualified and did not include a statement under Section 237 (2) or (3) of the Companies Act 1985. The annual report and accounts will be posted to shareholders in April 2002.

12. Foreign currencies

	2001 Profit and loss account Average rates	**2001 Balance sheet Closing rates**	2000 Profit and loss account Average rates	2000 Balance sheet Closing rates
US dollar	**1.44**	**1.45**	1.52	1.49
Canadian dollar	**2.23**	**2.31**	2.25	2.24
Euro	**1.61**	**1.64**	1.65	1.59

Novar PLC - Dividend

RNS Number:4345S
Novar PLC
6 March 2002

02 APR 23 AM 11:25

FINAL DIVIDEND	
SECURITY TITLE	
*Ord Shs	
MNEMONIC CODE	*NVR
SEDOL CODE	*176-268
DIVIDEND AMOUNT	*6.6p
TOTAL	*9.5p
PROVISIONAL EX DATE	*01-05-02
RECORD DATE	*03-05-02
PAYMENT DATE	*07-06-02
NOTES *	

This information is provided by RNS
The company news service from the London Stock Exchange

DVDZGGGFDKNGZZM

Novar PLC - Director Shareholding

RNS Number:2075T
Novar PLC
19 March 2002

Novar plc (The "Company")
Sale of shares by Mourant & Co Trustees Limited as the Trustee of the Novar Employee Trust (the "ESOP")

This ESOP has been established for the purpose of satisfying the exercise of options under the Novar plc 1996 Executive Share Option Scheme. Following the exercise of options by former employees of the Company, in accordance with normal entitlements under the Scheme rules, the following sales of Novar plc Ordinary shares have taken place:

On 6 March 2002, 16,129 shares were sold by the ESOP at a price of 130p.
On 11 March 2002, 41,602 shares were sold by the ESOP at a price of 153p.
On 13 March 2002, 97,338 shares were sold by the ESOP at a price of 150p and 14,113 shares were sold by the ESOP at a price of 149p.

Mourant & Co Trustees Limited now hold 17,427,894 Ordinary shares as the Trustee of the above ESOP and this represents approximately 4.05% of the issued Ordinary shares of the Company.

Each of the following Directors of the Company, being potential beneficiaries of the ESOP, is, for Companies Act purposes, regarded as interested in these shares.

Mr I G Ashby
Mr B J Hintz
Mr C L Korbell
Mr M J E McKeon

END

RDSJLMTTMMBBBFT

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Novar plc

2 Name of director:

Mr. I.G.Ashby

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr. I.G.Ashby

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Executive Share Options

7 Number of shares/amount of stock acquired:
Not applicable

8 Percentage of issued class:
Not applicable

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Not applicable

12 Price per share:
Not applicable

13 Date of transaction:
Not applicable

14 Date company informed:
Not applicable

15 Total holding following this notification:
Not applicable

16 Total percentage holding of issued class following this notification:
Not applicable

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
15 Mach 2002

18 Period during which or date on which exercisable:
March 2005 to March 2012

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
203,091 Ordinary shares of 27. 7/9 pence each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
151.0 pence per share (fixed at the time of grant)

22 Total number of shares or debentures over which options held following this notification:
552,900 Ordinary shares of 27. 7/9 pence each

23 Contact name for queries:
Mr. C.K. Bhowmik

24 Contact telephone number:
01932 823304

25 Name of company official responsible for making notification:
Mr. C.K. Bhowmik, Assistant Group Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Novar plc

2 Name of director:

Mr. C.L.Korbell

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr. C.L.Korbell

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Executive Share Options

7 Number of shares/amount of stock acquired:
Not applicable

8 Percentage of issued class:
Not applicable

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Not applicable

12 Price per share:
Not applicable

13 Date of transaction:
Not applicable

14 Date company informed:
Not applicable

15 Total holding following this notification:
Not applicable

16 Total percentage holding of issued class following this notification:
Not applicable

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
15 Mach 2002

18 Period during which or date on which exercisable:
March 2005 to March 2012

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
316,253 Ordinary shares of 27. 7/9 pence each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
151.0 pence per share (fixed at the time of grant)

22 Total number of shares or debentures over which options held following this notification:
2,233,224 Ordinary shares of 27. 7/9 pence each

23 Contact name for queries:
Mr. C.K. Bhowmik

24 Contact telephone number:
01932 823304

25 Name of company official responsible for making notification:
Mr. C.K. Bhowmik, Assistant Group Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Novar plc

2 Name of director:

Mr. M.J.E.McKeon

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr. M.J.E.McKeon

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Executive Share Options

7 Number of shares/amount of stock acquired:
Not applicable

8 Percentage of issued class:
Not applicable

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Not applicable

12 Price per share:
Not applicable

13 Date of transaction:
Not applicable

14 Date company informed:
Not applicable

15 Total holding following this notification:
Not applicable

16 Total percentage holding of issued class following this notification:
Not applicable

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
15 Mach 2002

18 Period during which or date on which exercisable:
March 2005 to March 2012

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
203,091 Ordinary shares of 27. 7/9 pence each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
151.0 pence per share (fixed at the time of grant)

22 Total number of shares or debentures over which options held following this notification:
620,006 Ordinary shares of 27. 7/9 pence each

23 Contact name for queries:
Mr. C.K. Bhowmik

24 Contact telephone number:
01932 823304

25 Name of company official responsible for making notification:
Mr. C.K. Bhowmik, Assistant Group Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Novar plc

2 Name of director:

Mr. B.J.Hintz

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr. B.J.Hintz

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of Executive Share Options

7 Number of shares/amount of stock acquired:
Not applicable

8 Percentage of issued class:
Not applicable

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Not applicable

12 Price per share:
Not applicable

13 Date of transaction:
Not applicable

14 Date company informed:
Not applicable

15 Total holding following this notification:
Not applicable

16 Total percentage holding of issued class following this notification:
Not applicable

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
15 Mach 2002

18 Period during which or date on which exercisable:
March 2005 to March 2012

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
490,066 Ordinary shares of 27. 7/9 pence each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
151.0 pence per share (fixed at the time of grant)

22 Total number of shares or debentures over which options held following this notification:
4,367,495 Ordinary shares of 27. 7/9 pence each

23 Contact name for queries:
Mr. C.K. Bhowmik

24 Contact telephone number:
01932 823304

25 Name of company official responsible for making notification:
Mr. C.K. Bhowmik, Assistant Group Secretary

Additional Information:

NNNN

Announcement
F5'4

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Notifiable Interest in Shares

Announcement Body Information:
Pursuant to Section 198 of the Companies Act 1985 (as amended) a notification has been received on 15 March 2002 from Clerical Medical Investment Management Limited in which they advise,on behalf of HSOS plc,that HBOS plc and its subsidiaries have a material interest in 41,140,878 Ordinary shares representing 9.57% of the Ordinary share capital of the Company.

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Novar plc

Full Issuer Name:
Novar plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
C.K. Bhowmik

Tel. No:
01932 823304

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Novar plc

2 Name of director:

Mr. Ian George Ashby

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr. Ian George Ashby

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase of Ordinary shares

7 Number of shares/amount of stock acquired:
3,000

8 Percentage of issued class:
0.00%

9 Number of shares/amount of stock disposed:
Nil

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 27.7/9 pence each

12 Price per share:
148.0 pence

13 Date of transaction:
21 March 2002

14 Date company informed:
21 March 2002

15 Total holding following this notification:
3,000 Ordinary shares

16 Total percentage holding of issued class following this notification:
0.00%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Mr. C.K. Bhowmik

24 Contact telephone number:
01932 823304

25 Name of company official responsible for making notification:
Mr. C.K. Bhowmik, Assistant Group Secretary

Additional Information:

NNNN

Novar PLC - Annual Report and Accounts

RNS Number:2491U
Novar PLC
9 April 2002

Report and Accounts 2001

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSXKLFBLZBBBBF

BUSINESS REPLY SERVICE
LICENCE NO. SWB 1002

Computershare Investor Services PLC
PO Box 1075
Bristol
BS99 3FA

Annual General Meeting

The map shows the location of the Conference and Banqueting Centre, Church House, Dean's Yard, Westminster, London SW1 3NZ, where the Annual General Meeting of Novar plc will be held at 12 noon on Tuesday 21 May 2002



St James's Park
HORSE GUARDS
PARLIAMENT ST
Westminster (District/Circle & Jubilee Lines)
VICTORIA EMBANKMENT
A3211
BIRDCAGE WALK
GREAT GEORGE ST
PARLIAMENT
BRIDGE STREET
A302
Big Ben
Westminster Bridge
STOREY'S GATE
SQUARE
Houses Of Parliament
BROAD SANCTUARY
TOTHILL STREET
Westminster Abbey
MARGARET ST
OLD PLACE YD
BROADWAY
St James's Park (District/Circle Line)
DACRE ST
A302
GREAT SMITH ST
DEAN'S YARD
ABINGDON ST
Abbey Gardens
NCP
River Thames
B323
The Conference Centre at Church House
GREAT COLLEGE ST
TUFTON STREET
SMITH ST
B326
STRUTTON GROUND
ARTILLERY ROW
GREAT PETER STREET
MARSHAM
A3212
Victoria Tower Gardens

Annual General Meeting
Proxy Form
For use by Ordinary shareholders only
Tuesday 21 May 2002

Resolutions	For	Against
1. Receiving the report of Directors and audited accounts		
2. Declaring a dividend		
3. Re-appointing as Directors:		
(i) Mr. I. G. Ashby		
(ii) Mr. C. L. Korbell		
(iii) Dr. G. M. Murphy		
4. Re-appointing Deloitte & Touche as auditors		
5. Authorising Directors to allot shares under S.80 of the Companies Act 1985		
6. Disapplying pre-emption rights		
7. Approving authority to purchase Ordinary shares		
8. Approving authority to purchase Preference shares		

Novar plc

I/We, being a member/members of the above named Company entitled to vote at General Meetings of the Company, hereby appoint the Chairman for the time being of the Meeting or

____

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company, to be held at 12 noon on Tuesday 21 May 2002, and at every adjournment thereof. (Please indicate with ticks in the boxes provided on the left how you wish your votes to be cast. If no indication is given, your proxy will vote for or against each resolution or abstain, as he/she thinks fit.)

Signature ______________________________

Date ______________________________ 2002

Notes:

1. If you are not planning to attend the Meeting but still wish to vote, you may do so by using this proxy form to appoint a proxy of your own choice to act on your behalf. A proxy need not be a member of the Company.

2. To be valid, this proxy form, together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, must be sent so as to reach the Company's Registrars no later than 48 hours before the time of the Meeting.

3. If the appointer is a corporation, this form must be under the common seal or under the hand of an officer or attorney duly authorised.

4. The signature of any one of joint holders will be sufficient. The senior joint holder who signs a proxy will be accepted to the exclusion of others, seniority being determined by the order of the names in the register.

5. Any alteration to the proxy form should be initialled.

6. Completion of this proxy form will not affect your right to attend and vote at the Meeting in person.

7. **Voting via the internet:** If you would like to submit your proxy vote via the internet, you can do so by accessing our website www.novar.com and then selecting 'Online Proxy Voting'. Once you are online you will be guided through the process and receive confirmation of your proxy vote. You will require your unique PIN and Shareholder Reference Number (SRN) printed on this form of proxy. The PIN will expire at the end of the voting period.

Please detach and return this form so as to arrive at the Company's Registrars no later than 12 noon on Sunday 19th May 2002. If you appoint a proxy via the internet, the same timing will apply.

Annual General Meeting
Attendance Card
For use by Ordinary shareholders only
Tuesday 21 May 2002

Novar plc

novar

Registered in England No. 2262172
Registered Office:
Novar House
24 Queens Road
Weybridge, Surrey KT13 9UX

If you plan to attend the AGM at the Conference and Banqueting Centre, Church House, Dean's Yard, Westminster, London SW1 3NZ, commencing at 12 noon on Tuesday 21 May 2002, please hand this Attendance Card to the Registrar's representatives on arrival. This will facilitate your admission.

A map indicating the location of the Meeting is printed on the back of this Attendance Card.

Please detach this Attendance Card and bring it with you if you are coming to the Meeting.

BUSINESS REPLY SERVICE
LICENCE NO. SWB 1002

1

Computershare Investor Services PLC
PO Box 1075
Bristol
BS99 3FA

Annual General Meeting & Class Meeting

The map shows the location of the Conference and Banqueting Centre, Church House, Dean's Yard, Westminster, London SW1 3NZ, where the Annual General Meeting & Class Meeting of Novar plc will be held on Tuesday 21 May 2002



St James's Park
HORSE GUARDS
PARLIAMENT ST
Westminster (District/Circle & Jubilee Lines)
A3211
VICTORIA EMBANKMENT
BIRDCAGE WALK
GREAT GEORGE ST
PARLIAMENT
BRIDGE STREET
A302
Big Ben
Westminster Bridge
STOREY'S GATE
SQUARE
BROAD SANCTUARY
Houses Of Parliament
TOTHILL STREET
Westminster Abbey
BROADWAY
St James's Park (District/Circle Line)
DACRE ST
MARGARET
OLD PLACE YD
A302
GREAT SMITH ST
DEAN'S YARD
B323
The Conference Centre at Church House
Abbey Gardens
NCP
ABINGDON ST
GREAT COLLEGE ST
River Thames
SMITH ST
TUFTON STREET
STRUTTON GROUND
ARTILLERY ROW
B326
MARSHAM
GREAT PETER STREET
GREAT PETER STREET
A3212
Victoria Tower Gardens

AGM & Class Meeting Preference Shareholders' Proxy Form

For use by holders of 7.25p Convertible Preference Shares of 16⅔p only
Tuesday 21 May 2002

Novar plc

I/We being a registered holder/holders of 7.25p Convertible Preference Shares of 16⅔p in the capital of the above-named Company entitled to attend and vote at the AGM, to be held on Tuesday 21 May 2002, in respect of Special Resolution 7 only, and the Class Meeting of holders of 7.25p Convertible Preference Shares of 16⅔p in the capital of the Company to be held at 12.15pm, or as soon thereafter as the AGM is concluded or adjourned, on Tuesday 21 May 2002 hereby appoint the Chairman for the time being of the Meeting or

____

as my/our proxy to vote for me/us on my/our behalf at the Meetings and at every adjournment thereof. (Please indicate with ticks in the boxes provided on the left how you wish your votes to be cast. If no indication is given, your proxy will vote for or against each resolution or abstain, as he/she thinks fit.)

Signature ______________________________

Date ______________________________ 2002

Notes:

1. If you are not planning to attend the Meeting but still wish to vote, you may do so by using this proxy form to appoint a proxy of your own choice to act on your behalf. A proxy need not be a member of the Company.
2. To be valid, this proxy form, together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, must be sent so as to reach the Company's Registrars no later than 48 hours before the time of the Meeting.
3. If the appointer is a corporation, this form must be under the common seal or under the hand or an officer or attorney duly authorised.
4. The signature of any one of joint holders will be sufficient. The senior joint holder who signs a proxy will be accepted to the exclusion of others, seniority being determined by the order of the names in the register.
5. Any alteration to the proxy form should be initialled.
6. Completion of this proxy form will not affect your right to attend and vote at the Meeting in person.
7. **Voting via the internet:** If you would like to submit your proxy vote via the internet, you can do so by accessing our website www.novar.com and then selecting 'Online Proxy Voting'. Once you are online you will be guided through the process and receive confirmation of your proxy vote. You will require your unique PIN and Shareholder Reference Number (SRN) printed on this form of proxy. The PIN will expire at the end of the voting period.

Please detach and return this form so as to arrive at the Company's Registrars no later than 48 hours before the time of the Meetings. If you appoint a proxy via the internet, the same timing will apply.

NB: The AGM starts at 12 noon, Tuesday 21 May 2002; and the Class Meeting starts at 12.15pm on the same day, or as soon thereafter as the AGM is concluded.

ANNUAL GENERAL MEETING

Special Resolution	**For**	**Against**
7. Approving authority to purchase Ordinary shares		

CLASS MEETING

Extraordinary Resolution No. 1	**For**	**Against**
Approving resolution for authority to purchase Ordinary shares		
Extraordinary Resolution No. 2		
Approving resolution for authority to purchase Preference shares		

Attendance Card

For use by holders of 7.25p Convertible Preference Shares of 16⅔p only
Tuesday 21 May 2002

Novar plc

novar

Registered in England No. 2262172
Registered Office:
Novar House
24 Queens Road
Weybridge, Surrey KT13 9UX

If you plan to attend the AGM, and/or the Class Meeting for holders of 7.25p Convertible Preference Shares of 16⅔p at the Conference and Banqueting Centre, Church House, Dean's Yard, Westminster, London SW1 3NZ, commencing at 12.15pm, or as soon thereafter as the AGM is concluded or adjourned, on Tuesday 21 May 2002, please hand this Attendance Card to the Registrar's representatives on arrival. This will facilitate your admission.

A map indicating the location of the Meetings is printed on the back of this Attendance Card.

Please detach this Attendance Card and bring it with you